UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 25)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

sanofi-aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Jaclyn L. Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,815,243,635	$ 1,594,498

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 268,775,068 (the number of shares of outstanding common stock of Genzyme Corporation (the “Shares”) as of March 21, 2011 plus the number of Shares underlying Genzyme’s outstanding restricted stock units as of March 21, 2011 and the number of shares of common stock issuable in respect of Genzyme’s employee stock purchase plan for the first quarter of 2011 estimated as of March 22, 2011 and (y) the sum of (A) $74.00 (the amount of the cash consideration per share payable in the exchange offer and the merger) and (B) $1.69 (the result of $75.69, the average of the high and low prices of the Shares as reported on the NASDAQ Global Select Market on March 21, 2011, less $74.00, such amount, the “Attributed CVR Value”); and (ii) the sum of (A) the product of (x) 15,522 (the number of Shares issuable in respect of certain outstanding rights to purchase Shares as of March 21, 2011) and (y) $57.49 (the sum of (I) the Attributed CVR Value and (II) the difference between $74.00 and $18.20, the exercise price of such rights) and (B) the product of (x) 22,691,145 (the number of Shares issuable upon exercise of outstanding Genzyme options with an exercise price less than $74.00 as of March 21, 2011) and (y) $20.7467 (the sum of (I) the Attributed CVR Value and (II) the difference between $74.00 and $54.9433, the weighted-average exercise price of such options). The calculation of the filing fee is based on Genzyme’s representation of its capitalization delivered on March 22, 2011. This represented an increase in the transaction value of $106,300,788 as compared with the transaction value as set forth in the amendment to Schedule TO filed by sanofi-aventis on March 7, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the increase in the transaction value by 0.00011610, and adding the resulting amount to the fee amount of $1,582,156 previously paid in connection with the filing by sanofi-aventis of the Schedule TO on October 4, 2010, the Registration Statement on Form F-4 on March 7, 2011 and Amendment No. 19 to the Schedule TO dated March 7, 2011.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

$1,308,472 was paid in connection with the filing by sanofi-aventis of the Schedule TO on October 4, 2010. $50,730 was paid in connection with the filing by sanofi-aventis of the Registration Statement on Form F-4 on March 7, 2011. $222,954 was paid in connection with the filing by sanofi-aventis of Amendment No. 19 to the Schedule TO dated March 7, 2011. $487 was paid in connection with the filing by sanofi-aventis of Amendment 2 to the Registration Statement on Form F-4 on March 24, 2011. $11,855 was paid in connection with the filing by sanofi-aventis of Amendment No. 22 to the Schedule TO dated March 24, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 25 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended and restated on March 7, 2011 (which, as so amended and restated and together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”) and (ii) Parent. This Schedule TO relates to the third party tender offer by Purchaser to exchange each of the issued and outstanding shares of common stock, par value $0.01 (each, a “Share”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), for (i) $74.00 in cash, less any applicable withholding for taxes and without interest and (ii) one Contingent Value Right (each, a “CVR”) upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange (as defined below), and in the related letter of transmittal (the “Letter of Transmittal”) (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Exchange Offer”).

The terms and conditions of the Exchange Offer are set forth in the prospectus/offer to exchange, which is part of Parent’s Registration Statement on Form F-4 (file no. 333-172638) (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(4) and Exhibit (a)(1)(A) hereto, respectively.

Documentation relating to the Exchange Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

Items 4 and 11 of the Schedule TO are amended and supplemented by the following:

The Exchange Offer and withdrawal rights expired at 11:59 p.m., New York City time, on Friday, April 1, 2011. The Exchange Agent has advised that, as of the expiration time, an aggregate of 224,528,469 Shares (including 43,285,259 Shares subject to guarantees of delivery, but not including the 100 shares owned by sanofi-aventis) were validly tendered and not withdrawn, representing approximately 77% of the total Shares on a fully-diluted basis. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for exchange by the Purchaser. The Purchaser will promptly pay for such Shares in accordance with the terms of the Exchange Offer.

In accordance with the Merger Agreement, Purchaser commenced a subsequent offering period in connection with the Exchange Offer, at 9:00 a.m., New York City time, on Monday, April 4, 2011, for all remaining untendered Shares. The subsequent offering period will expire at 6:00 p.m., New York City time, on April 7, 2011, unless extended. Parent and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, Purchaser will accept for exchange, and promptly exchange, validly tendered Shares. Genzyme shareholders who validly tender their Shares during the subsequent offering period will receive the same $74.00 (less any applicable withholding for taxes and without interest) and one CVR per share that was payable to shareholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares validly tendered during the subsequent offering period will be accepted for exchange on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

The full text of the press release issued by Parent announcing the preliminary results of the Exchange Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(X) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Exhibit Name
(a)(5)(X)	Press Release issued by sanofi-aventis on April 4, 2011, incorporated by reference to sanofi-aventis’ Rule 425 filing on April 4, 2011.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/s/ Alexandre Lemoalle
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Authorized Signatory

Date: April 4, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(B)	Notice of Guaranteed Delivery.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement as published on March 7, 2011 in The Wall Street Journal.*

(a)(4)	Prospectus/Offer to Exchange filed March 7, 2011, as amended on March 18, 2011 and March 24, 2011.*

(a)(5)(A)	Press Release issued by sanofi-aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by sanofi-aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by sanofi-aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by sanofi-aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by sanofi-aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by sanofi-aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by sanofi-aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by sanofi-aventis on November 8, 2010.*

(a)(5)(I)	Press Release issued by sanofi-aventis on December 13, 2010.*

(a)(5)(J)	Press Release issued by sanofi-aventis on January 9, 2011.*

(a)(5)(K)	Excerpt from Investor Presentation by sanofi-aventis on January 11, 2011.*

(a)(5)(L)	Press Release issued by sanofi-aventis on January 12, 2011.*

(a)(5)(M)	Press Release issued by sanofi-aventis on January 24, 2011.*

(a)(5)(N)	Letter Agreement dated as of January 30, 2011 by and between sanofi-aventis and Genzyme Corporation.*

(a)(5)(O)	Excerpt from Investor Presentation by sanofi-aventis on February 9, 2011.*

(a)(5)(P)	Joint Press Release issued by sanofi-aventis and Genzyme on February 16, 2011. *

(a)(5)(Q)	Investor Presentation by sanofi-aventis and Genzyme on February 16, 2011.*

(a)(5)(R)	Town Hall presentation to Genzyme employees on February 16, 2011.*

(a)(5)(S)	Transcript of Investor Conference Call held by sanofi-aventis and Genzyme on February 16, 2011.*

(a)(5)(T)	Transcript of Town Hall presentation to Genzyme employees on February 16, 2011.*

(a)(5)(U)	Press Release issued by sanofi-aventis on March 7, 2011.*

(a)(5)(V)	Press Release issued by sanofi-aventis on March 23, 2011.*

(a)(5)(W)	Press Release issued by sanofi-aventis on March 29, 2011.*

(a)(5)(X)	Press Release issued by sanofi-aventis on April 4, 2011.**

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among sanofi-aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(b)(B)	Amendment Agreement dated as of February 15, 2011, Relating to a Term Facilities Agreement dated October 2, 2010, by and among sanofi-aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent.*

(d)(1)	Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp. and Genzyme Corporation.*

(d)(2)	Form of Contingent Value Rights Agreement by and between sanofi-aventis and Trustee.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

** Incorporated by reference to sanofi-aventis’ Rule 425 filing on April 4, 2011.